February __, 2013

VIA EDGAR

Ms. Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:       Forward Industries, Inc.
Form 10-K for the Year Ended September 30, 2012
Filed December 20, 2012
File No. 1-34780

Dear Ms. Long:

This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated February 8, 2013, from Ms. Pamela Long to Mr. James O. McKenna of Forward Industries, Inc. (the “Company”).  For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter.  The Company’s response to each Staff comment follows immediately after the text of the corresponding comment.  References to page numbers in our responses are references to the page numbers in the applicable periodic report.

Business, page 5

Corporate History

1.         In light of your disclosure that you are exiting the global retail business, with a view towards future disclosure, please explain to us the statement that as part of your strategy to develop a global retail distribution capability, you are reinvesting in both staff and infrastructure at Forward Switzerland.

We respectfully acknowledge the Staff’s comment.  As a result of the Company’s strategy of exiting its global retail business, the Company will not be reinvesting in staff and infrastructure at Forward Switzerland in the future, but rather anticipates maintaining present levels to primarily serve Forward’s OEM customers.  We will remove the disclosure regarding reinvesting from future filings.

Product Supply, page 8

Suppliers, page 8

2.         We note, among other things, that one of your suppliers has accounted for more than half of your product purchases in both fiscal years 2011 and 2012. In future filings please disclose, to the extent material, the names of your principal suppliers. See Item 101 (h)(4)(v) of Regulation S-K.

We respectfully acknowledge the Staff’s comment. The Company’s suppliers are independent suppliers in China, with names generally unknown and not material to investors. Further, the names of our suppliers, if released, could be used by the Company’s competitors to severely hurt the Company’s business and prospects.

The Company does, however, propose to provide additional disclosure regarding its suppliers.  The Company currently discloses the percentage of product purchases from its largest supplier.  In future filings, the Company proposes to also disclose the percentage of product purchases from each supplier that represents over 10% of its OEM products, but on a blind basis such as Supplier A, Supplier B, and so on.  The Company believes this disclosure will provide the reader an adequate understanding of the Company’s use of its principal suppliers, but without unnecessarily and materially disadvantaging the Company.

The Company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this filing to me at (561) 456-0030.

Sincerely,

James O. McKenna
Chief Financial Officer

cc:        Grange Johnson
            Robert Garrett
            Adam Finerman, Esq.